
CLIP
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"100 best Inventions of 2020"
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CLIP

INVEST IN **CLIP**

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The worlds first plug-and-play upgrade to instantly motorize your regular bike

LEAD INVESTOR

Sandiip Bhammer Co-Founder and Managing Partner, Green Frontier Capital

Green Frontier Capital is India's first-ever Green Tech Fund will support early-stage companies which are focused on delivering breakthrough innovation. The Fund shall invest in Green Frontier industries such as Electric Mobility, FoodTech, AgTech, Renewable Energy, BioFuels, Waste Management, Clean Water etc. and the portfolio will likely deliver game-changing results to advance global Climate Change and the UN's Sustainable Development Goals. By design, the Fund's portfolio fits all ESG criteria while still delivering the highest possible returns.Aside from the return on this investment I expect CLIP to have a large scale and immediate environmental and social impact in both developed countries, as well as emerging markets.

Invested $25,000 this round & $50,000 previously

Learn about Lead Investors

clip.bike New York NY

Technology Hardware B2C Mobility

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 🎓 Born out of the Smart Cities group at MIT Media Lab
2. 💪 Core team includes Eng., Mfg, and hardware experts from Google, Amazon, GM, Nissan, and Motorola
3. 🌎 $2M in seed funding went into R&D, debugging manufacturing and securing patents in 45 countries
4. 📈 e-Bike market to grow from $25B in 2020 to $47B in 2026; CLIP works with new + existing bikes
5. 🚀 800+ units pre-sold
6. 🛠 Community Round capital going to manufacture next 1,800 units and launch first marketing campaign
7. 🏅 A TIME Magazine "Best Inventions of 2020"

Our Team



Clement Alcala Co-founder + COO

Serial Entrepreneur, Innovation Manager, and MBA with over a decade focused in the sustainability industries.



Somnath Ray Cofounder + CEO

Smooth power, on demand


Investor deck
CLIP
The world's first plug and play e-bike upgrade that instantly motorizes your bike without tools
2022
TIME BEST INVENTIONS

The Problem

A few years ago, before our co-founder **Som** founded **CLIP**, he would commute to work in Brooklyn, New York on his regular single-speed bicycle in an effort to reduce his carbon footprint and lead a healthier lifestyle. What struck him, within a few days of riding to work, were the brief moments of extreme effort on an uphill stretch on his commute home. He noticed that many other people looked miserable riding up on that 10 min uphill stretch as well. It shouldn't have been a huge surprise, and it came as an obvious realization that so many people like him had just given up on such commutes, simply because it was too tiring to do it every day. No one wants to arrive somewhere all sweaty and tired!

45M Americans use cycling for transportation, but arrive to their destination like our founder did, exhausted and sweaty. E-bike sales are up **240%** since the beginning of the pandemic, but for many they don't want to ditch their current much-loved bicycles.

Enter **CLIP.**

CLIP is the Solution

This clear and simple issue in my commute gave rise to the idea of **CLIP**—a small,

motorized device that removes the need for extra effort by enabling you to instantly and concisely upgrade your regular bike to an e-bike.

This plug-and-play e-bike upgrade instantly motorizes your bike without the use of tools. It packs **15 mph** of **ride-assist power** in a sleek, portable design that can be carried in a backpack and charged from a desk.

Valued at $25 billion in 2020, the e-bike market is expected to reach $47 billion by 2026. The opportunity for CLIP is even bigger, however, because it empowers riders to motorize both new and existing bikes for a fraction of the cost.

Features

We designed **CLIP** for urban commuters– it's quick and simple to install and easy to take on-the-go. **CLIP** features:

- 15 mph speed
- 10-15 mile range
- 9 lbs weight
- Fits in a backpack
- 60 mins to recharge

CLIP is the fastest, easiest, and most secure e-bike upgrade in the world.


See how easy CLIP is to install
00:38

Key selling points
- Powerful friction-drive gives riders a smooth boost as they pedal
- Enables trips that are difficult or infeasible on a regular bike
- Installs in 10 seconds without the use of tools
- Quick release design makes it virtually theft-proof
- Sells for a fraction of the cost of a new e-bike


Watch NYers joyous first CLIP rides.
00:59

Designed for urban commuters
- 15 mph speed
- 10-15 mile range
- 9 lbs weight
- Fits in a backpack
- 60 mins to recharge

Competitors

Consumers will choose **CLIP** for its ease-of-use, flexibility, and accessible price point.

	Affordable	Plug & Play	Portable	Bikeshare ready	Phone app
CLIP | $499	✓	✓	✓	✓	✓
E-bikes | $1500-$6000 and above (Rad Power, Vanmoof, Cowboy)	⊘	✓	⊘	⊘	✓
E-bike DIY kits | $150-$500 (Amazon, Alibaba)	✓	⊘	⊘	⊘	⊘
E-bike Upgrades | $650-$1200 (Swytch, Rubbee, Copenhagen Wheel, Alizetti)	⊘	⊘	⊘	⊘	✓

Years of R&D, IP patents, and a secured supply chain will make us difficult to copy or catch.

3 years of rigorous R&D invested in developing, debugging and finetuning CLIP's unique IP

Manufacturing is debugged and ready for rapid production and scaling. (Experienced automotive suppliers to Ford, Mercedes, Hyundai, Yamaha)

Strong global sourcing and supply-chain relations led and managed by a proven sourcing expert. (former Amazon, Motorola, JABIL)

Patents filed in 45 countries

Brand is loved by early adopters and is being nurtured to be positioned as an ecosystem of tech upgrades for all bikes, guided by a proven marketing leader (former Airbnb, Google, and Tempo)

Market Opportunity

The market opportunity for CLIP is even bigger because it empowers riders to motorize both new and existing bikes.



Total addressable market (US)
173M
All bike owners
$86B
Serviceable market
45M
Bike for transportation
$22B
Target market
12M
Bike commute 2x a week
$6B
New bikes sold per year
19M

The growing consumer demand for affordable, sustainable mobility has led to surge in e-bike sales, which represents the fastest growing sector in cycling and is expected to reach $47 billion globally by 2026.



The New York Times

The Popularity of E-Bikes Isn't Slowing Down



5M
4.5M
4M
3.5M
3M
2.5M
2M
1.5M
1M
.5M
0
220K
2.2M
263K
2.45M
288K
3.0M
437K
3.69M
550K
4.53M
US
Europe
2017
2018
2019
2020
2021

In the US and EU, the e-bike market was already up 23% year over year in 2020, and was projected to reach 10 million e-bikes sold per year as early as 2024.



E-bikes
240% growth
Road bikes
41% growth
2020
2021

Since 2020, e-bike sales have surged by 240%, while road bikes also experienced remarkable growth with sales up 41% through 2021.

Environmental Impact

Environmental impact

In NYC alone, switching to CLIP biking would save **12,900 tons of CO2** and **1.5M gallons of gasoline** every year.



165X
Gasoline Car
251.0g Co2
per passenger km
18X
Bus
28.0g Co2
per passenger km
30X
Tesla model 3
46.7g Co2
per passenger km
23X
Subway /Metro
36.4g Co2
per passenger km
X
CLIP & bike
1.52g Co2
per passenger km
Clean Air Hybrid Electric Bus
3699
8653

Conclusion of a technical report prepared by the Rochester Institute of Technology (RIT) on behalf of the New York State Pollution Prevention Institute (NYSP2I) at the Golisano Institute for Sustainability (GIS) and funded by a grant to RIT from by the Environmental Protection Fund as administered by the NYS Department of Environmental Conservation.

What People are Saying about CLIP

In 2022, **CLIP** started delivering to our first customers. The first units were hand delivered in New York and then quickly shipped in 6 more states. Customers' reactions were unanimous, **CLIP** just makes their ride better: effortless, safer and more fun! A personal favorite testimonial from Bill from Maryland who purchased CLIP for his wife: "her 3 dogs had to run a little faster than usual."



"If you're looking for an e-bike experience without ditching your favorite two-wheeler, the CLIP is for you."
TIME
BEST INVENTIONS
Makes a Bike an E-Bike
CLIP
If you're looking for an e-bike experience without ditching your favorite two-wheeler, the CLIP ($400) is for you. It's a friction-drive motor that easily attaches to the front wheel of your bike, its roller helping to rotate the wheel and thus speed you around faster than you can pedal. Though it weighs less than 10 lb., the CLIP can help riders reach speeds of up to 15 m.p.h., and its range, 10 to 15 miles, is long enough to get most commuters to and from the office, or weekend riders across town and back. It's also removable, so you can charge it under your desk or at your destination. —Patrick Lucas Austin
"This clever attachment makes any bike an e-bike in just seconds."
FAST COMPANY
This clever attachment makes any bike an e-bike in just seconds
When product designer Somnath Ray started commuting to work by bike to lower his carbon footprint, most of the ride was easy—but a few steep hills were so challenging that he realized that the effort might discourage other people from making the same transportation choice. He started working on a new solution: a simple attachment that temporarily converts any bicycle into an electric bike.
"Designed to make the commute to and from work easier, especially for those facing routes with major inclines."
designboom
CLIP is a portable e-motor that turns any bicycle into an e-bike
design
+6K shares
connections: +570
The Future of E-Bikes Might Be One 'Clip' Away
StreetsBlog NYC
Friction drive e-bike, reimagined
electrek
Try The E-Bike Revolution On For Size & See What Fits
Cleantechnica
Recent awards
TIME BEST INVENTIONS
INNOVATION BY DESIGN FAST COMPANY
KEELING CURVE PRIZE

The Team



Born out of the smart cities group at **MIT's** prestigious **Media Lab**, we've invested 3 years in rigorous R&D developing and fine-tuning CLIP's unique IP, with patents in 45 countries, and securing our supply chain.

Our core team includes **engineering, manufacturing, and consumer hardware** experts from **Google, Amazon, GM, Nissan, and Motorola** with decades of experience directly contributing to hundreds of millions and enterprise value.

Som, co-founder and CEO, is an award-winning mobility designer/technologist and a serial entrepreneur. Trained as an architect at Columbia University, Som then joined the Smart Cities group at MIT Media Lab. Prior to CLIP, Som built two successful companies. One being a data-visualization company called Timescape to map histories in time and geography with platforms sold to UNESCO, World-Wildlife-fund, MIT-GAHTC, etc. Som is also the founder of dplay, an awarded design and technology consultant company in India. Som

received the Top Innovator Under 35 Award - TR35 - by the MIT Technology Review for the design and manufacturing of an ultra low-cost wheelchair.

> *I'm a serial entrepreneur, awarded innovator and a huge bike advocate. As an architect and a mobility designer, I am excited by how simple technology and intelligent product design can empower communities to build better cities. CLIP was born out of my personal experience when growing up in India having experienced urban mobility at its worst. I realized that this problem extended well beyond India and was inspired to solve this pressing issue and researched ways to do so during my time at Columbia and then MIT's Media Lab with the Smart Cities group.*

Clem, co-founder and COO, is an experienced sales and marketing professional with 15+ years leading the business expansion of clean energy startups (Devergy-solar grid) and large organizations (Altamira-French Space Institute, Rasor-EU commission). His expertise and experience extends to Europe and the US as well as frontier markets in Africa and Latin America. Clem is also the co-founder of JAMY, a crowdfunding platform investing in clean energy startups in East Africa. He holds an MBA in public negotiation and is a fellow of the social fund Acumen.

Eric, CLIP's CFO, is an accomplished senior executive with a profound understanding of sustainable mobility and the global automotive industry. He led the launch of the Nissan Leaf, the 1st full electric vehicle in North America. At Nissan and General Motors, he also held multiple leadership positions in finance and operations in the US, Canada and Japan. In addition to his corporate experience, he has been recently involved in multiple B2B Mobility-related ventures as a founding/investing partner. Eric is the founder and owner of the SaaS technology platform EnAdvance, which specializes in fleet vehicle selection. He also introduced YusoFleet to the US market, a rideshare technology company which was later acquired by the Renault Group. He holds an MBA from Columbia University and a MS engineering degree from CentraleSupelec in France.

CLIP Moving Forward

A phased approach to our 2022 go-to-market timeline.



Phase 1 (Now) - 2021 to Jan 2022
Pre-sold 800+ units $50 waitlist
Manufactured 200 units
Delivering 150 units
Phase 2 (Fundraising for) - Feb 2022 to July 2022
Source BOM at <$310/unit
Manufacture 1,800 units
Launch marketing campaign with inventory to test price, CAC, volume
Deliver 1,800 units with optimal shipping cost
Phase 3 - June 2022 onwards
Source BOM at <$250/unit
Build inventory and sell x units per month
Scale operations

With our **$2M** Seed funding we debugged manufacturing and tested pricing and demand, with **800+ units pre-sold**. This 1M Pre-Series round will enable us to manufacture our next **1,800 units** and launch our first marketing campaign. Overall, we plan to use the funds to:

Production of 1,800 CUP units

Out of which 800 are pre-sold

Full price pre-sale campaign for up to 500 units 1-2 months leading up to inventory being in stock
800+ units sold through an in-stock campaign

Market testing and analysis to understand:
- Price sensitivity ($449 - $549)
- CAC and volume dynamics at different price points
- CAC by channel

Next phase of value engineering to reduce future production costs

With our marketing levers, we plan (but cannot guarantee) to scale sales to **3,000 units per month** within one year.


DECATHLON
LINUS
STATE
BICYCLE CO.

Target Market Segments

Design & tech professionals
Students & academic campuses

Focus on Online Discoverability

Social influencers
Online reviews
Podcasts

Access to Physical Demos

Local bike shops
Local event pop-ups
Co-promoting with larger brands

Why We're Raising from Our Community

Our goal now is to boost our production, scale our revenue and increase our impact. Join us in democratizing e-bike technology!